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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

November 20, 2019

Re:	LIV Capital Acquisition Corp. Draft Registration Statement on Form S-1 Submitted October 15, 2019 CIK No. 0001790625

Mr. Michael Killoy

Mr. David Link
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Killoy and Mr. Link,

On behalf of our client, LIV Capital Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated November 8, 2019 (the “Comment Letter”). The Company has also revised the Registration Statement and is filing with the Commission the revised Registration Statement together with this response letter. The revised Registration Statement contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the revised Registration Statement showing the changes to the Registration Statement submitted on October 15, 2019.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment which summarizes of the responsive actions taken.

Form DRS S-1 Filed October 15, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

Mr. Michael Killoy and Mr. David Link Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 20, 2019

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that it will supplementally provide, under separate cover, copies of all written communications that the Company presents to potential investors in reliance on Section 5(d) of the Securities Act. The Company respectfully requests that the Staff destroy such materials upon completion of its review.

Please do not hesitate to contact me at (212) 450-4322, (212) 701-5322 (fax) or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek J. Dostal

Derek J. Dostal

cc:	Via E-mail
Alexander Rossi, Chairman
LIV Capital Acquisition Corp.

David Alan Miller
Jeffrey M. Gallant
Graubard Miller